EXHIBIT 4.16

DATED 21 December 2001

SECONDMENT
AGREEMENT

Between

BHP Billiton Ltd

And

C Goodyear

And

BHP Billiton Plc

BHP Billiton Limited   ABN 49 004 028 077 Registered in Australia
Registered Office: BHP Tower, 600 Bourke Street, Melbourne, Victoria 3000, Australia
(GPO Box 86A, Melbourne, Victoria 3001, Australia)
Telephone (61 3) 9609 3333; Telex AA30408; Facsimile (61 3) 9609 3015
A member of the BHP Billiton group, which is headquartered in Australia

This Secondment Agreement is made on 21 December 2001

Between

(1)	BHP Billiton Limited whose registered office is at BHP Tower, 600 Bourke Street, Melbourne, Victoria 3000, Australia (the “Company”) and

(2)	C Goodyear (the “Employee”) and

(3)	BHP Billiton Plc whose registered office is at 1-3 Strand, London, WC2N 5HA (the “Secondee Company”); and

WHEREAS:—

(a)	The Employee is employed by the Company under a contract dated 23rd March 1999 (“the Service Agreement”).

(b)	The Company wishes to second the Employee to the Secondee Company to perform duties for the Secondee Company and for any other Group Company which the Company or the Secondee Company requires.

(c)	This Secondment Agreement records the terms on which the Employee will be seconded by the Company to the Secondee Company.

THE	PARTIES AGREE AS FOLLOWS:

1.	Interpretation

“Remuneration Committee” means the Remuneration Committee of the board of directors of BHP Billiton Plc and BHP Billiton Ltd from time to time or any person or committee (including the board of directors of the Company from time to time) nominated by the Remuneration Committee of BHP Billiton Plc and BHP Billiton Ltd as its representative for the purposes of this Agreement;

“Plc Secondment” means the employment governed by this Agreement;

“BIS Secondment Agreement” means the other secondment agreement dated 21 December 2001 between the Employee and Billiton International Services Ltd in respect of his duties for that company; and

“BIS Secondment” means the employment under the BIS Secondment Agreement;

“Billiton Group” means the Company, its ultimate holding company for the time being and the associated companies (as defined in section 435 Insolvency Act 1986 and including any other company designated by BHP Billiton Plc as an associated company from time to time) of the Company for the time being;

“BHP” means BHP Billiton Limited (ABN 49 004 028 077)

“BHP Group” means BHP Billiton Limited, its ultimate holding company for the time being and the associated companies (as defined in section 435 Insolvency Act 1986) (if any) of BHP for the time being;

“Group” means the Billiton Group and the BHP Group;

“Group	Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“Holding	Company” has the meaning given in section 736 Companies Act 1985 as amended;

“Termination for Cause” means cessation of Employment in circumstances which would constitute a fundamental breach of an Employee’s contract of employment such that, under the terms of the contract, the Employee could be dismissed without notice; or cessation of Employment due to an Employee’s resignation to avoid such dismissal.

In this Secondment Agreement, unless the context requires otherwise, words in the singular shall include the plural and vice versa and words imputing either gender shall include both genders.

2.	Secondment

2.1
The Company and the Employee agree that the Employee be seconded to the Secondee Company on the terms as set out below to perform duties for the Secondee Company and for any other Group Company which the Company or the Secondee Company requires. Notwithstanding his secondment the Service Agreement with the Company remains in place save that, during the course of this Secondment Agreement all rewards and benefits under the Service Agreement will be suspended and replaced with the rewards and benefits under this Secondment Agreement.

2.2	During the period in which the Employee shall be seconded hereunder to Secondee Company (“the Secondment Period”), he shall hold the position of Chief Development Officer

2.3	The Employee will provide services under the Plc Secondment when:

2.3.1	he is in the United Kingdom;

2.3.2	he is working for any Group Company based outside of Australia.

2.4	When the Employee is providing services under the Plc Secondment he should not hold himself out as an agent of Billiton International Services Limited.

2.5	The Secondment Agreement and the rights and obligations of the party to it are conditional upon :

2.5.1
the Employee being legally entitled to work in the UK during the entire Secondment Period. The Employee will be required to obtain and retain during the entire Secondment Period any valid visas, residence and work permits necessary to enable the Employee to work in the UK and to undertake any travel which may be required by the Company. If any such visas or permits are refused or withdrawn, this Secondment Agreement together with all rights and obligations contained in it will automatically terminate.

2.5.2	the Employee signing and returning to Billiton International Services Ltd the BIS Secondment Agreement.

2.6
The Employee will comply with the Company’s normal hours of work and will also work (without additional pay) any additional hours which may be reasonably necessary to perform his duties under this Agreement to the satisfaction of his superior.

The Employee acknowledges that for the purposes of the Working Time Regulations 1998 from time to time he may be required to work in excess of 48 hours per week.

The Employee may withdraw his consent to work more than 48 hours per week by giving not less than 3 months notice to the HR Department.

3.	Secondment Period

3.1	The Secondment Period will commence on 1st January 2002 (the “Commencement Date”).

3.2
Prior to the expiry of the Secondment Agreement, the nature of the position of the Employee, as mentioned in clause 2.2, and/or the Employee’s principal place of work, as mentioned in clause 4 may vary as mutually agreed between the Company and the Employee from time to time.

3.3
The Company shall be entitled to terminate this Secondment Agreement (with immediate effect) by giving written notice to the Employee at any time and without giving rise to any right of the Employee to compensation. Furthermore, this Secondment Agreement shall automatically terminate if the Employee’s employment with the Company under the Service Agreement terminates for whatever reason.

3.4	If at any time the BIS Secondment is terminated, then the Plc Secondment shall be deemed to automatically terminate at the same time.

3.5
In the event that the Company terminates the Employee’s service agreement during the Secondment Period, the termination benefits due in terms of the Service Agreement will be calculated based on the salary detailed in clause 5 of the BIS Secondment Agreement.

3.6
The secondment of the Employee to Secondee Company is without prejudice to the right of the Company from time to time to require the Employee to perform his duties for other Group Companies, wherever these may be, in accordance with the Service Agreement.

4.	Place of Work

During the Secondment Period, the Employee’s normal place of work shall be at the Secondee Company’s offices in London, or at such other location as may be reasonably required by the Secondee Company and mutually agreed between the Secondee Company and the Employee from time to time.

5.	Salary and Benefits

The remuneration for the Plc Secondment will be payment of salary, benefits and annual leave. The salary, benefits and annual leave stated to the Employee in the BIS Secondment Agreement will represent the aggregate salary, benefits and annual leave for performing duties under both the BIS Secondment and Plc Secondment. The Employee will continue to receive direct from Billiton International Services Ltd his salary, benefits and annual leave in respect of both employments. Salary, benefits and annual leave will be apportioned between the two on a just and reasonable basis.

6.	Expenses

The Secondee Company will refund to the Employee all reasonable expenses properly incurred by him in performing his duties under this Secondment Agreement. This will include expenses relating to entertainment, subsistence and travelling. The Secondee Company may require the Employee to produce receipts or other documents as proof that he has incurred any expenses he claims.

7.	Data Protection Act 1998

7.1
For the purposes of the Data Protection Act 1998 (the “Act”) the Employee gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by him to the Secondee Company for all purposes relating to the performance of this agreement including, but not limited to:

7.1.1	administering and maintaining personnel records;

7.1.2	paying and reviewing salary and other remuneration and benefits;

7.1.3	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

7.1.4	undertaking performance appraisals and reviews;

7.1.5	maintaining sickness and other absence records;

7.1.6	taking decisions as to the Employee’s fitness for work;

7.1.7
providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

7.1.8	providing information to future purchasers of the Secondee Company or of the business in which the Employee works; and

7.1.9	transferring information concerning the Employee to a country or territory outside the EEA.

7.2
The Employee acknowledges that during his employment he will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Secondee Company. The Employee agrees to comply with the terms of the Act in relation to such data and to abide by the Secondee Company’s data protection issued from time to time.

8.	Deductions

The Secondee Company may at any time deduct from any money due to the Employee (including all forms of remuneration) any amount which he owes to the Secondee Company or any Group Company.

9.	Suspension

The Secondee Company may suspend the Employee from the Plc Secondment on full salary at any time, and for any reason for a reasonable period to investigate any matter in which the Employee is implicated or involved (whether directly or indirectly) and to conduct any related disciplinary proceedings.

10.	Miscellaneous

This Secondment Agreement may only be modified by the written agreement of the parties.

10.1	The Employee cannot assign this Secondment Agreement to anyone else.

10.2	References in this Secondment Agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement, are references to the versions or forms of the relevant documents as amended or updated from time to time.

10.3
In the event of conflict between this Secondment Agreement and the Service Agreement, this Secondment Agreement shall prevail during the Secondment Period and any conflicting provisions in the Service Agreement shall be suspended during the Secondment Period.

10.4
On termination of the Secondment Period for whatever reason all benefits contained in this Secondment Agreement which are in addition to those referred to in the Service Agreement, shall cease (unless otherwise agreed between the Employee and the Company) and the Employee shall have no right to compensation for loss of such additional benefits or to require the Company to provide replacement benefits.

10.5	Nothing in this Secondment Agreement will render the Employee an employee of the Secondee Company.

10.6
The Employee shall promptly whenever requested by the Company or the Secondee Company and in any event upon termination of the Secondment Period deliver up to the Secondee Company all lists of clients, correspondence and all other documentation, papers and records belonging or relating to the Secondee Company or any aspect of its business or that of any clients or suppliers, without retaining any copies therefore. The Employee shall also if so requested return any other property belonging to the Company or any Group Company.

10.7
This Secondment Agreement, together with the Service Agreement (save in relation to those provisions suspended by this Agreement) and any documents incorporated into this Agreement or the Service Agreement, contain the entire terms and conditions of employment of the Employee during the Plc Secondment. During the Secondment Period, such terms and conditions supersede any prior arrangements or agreements between the parties and the Employee, (whether written or verbal). All rights of the Employee under or in connection with any such prior arrangement or agreement are hereby waived by him.

10.8	There is no collective agreement which directly affects the terms and conditions of employment contained in this Secondment Agreement.

10.9
This Secondment Agreement is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this Agreement.

Signed by
BHP Billiton Ltd

Signed by
BHP Billiton Plc

C Goodyear